SynCardia Systems, Inc.

1992 East Silverlake Road

Tucson, AZ 85713

October 13, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	SynCardia Systems, Inc.
Registration Statement on Form S-1
File No. 333-206429
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SynCardia Systems, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (Registration No. 333-206429), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission. No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

In addition, the Registrant requests that its confidential treatment application made pursuant to Rule 406 also be withdrawn at this time and respectfully requests that the Commission destroy such request and any related materials.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Steven M. Przesmicki at Cooley LLP, 4401 Eastgate Mall, San Diego, CA, 92121, telephone number (858) 550-6000.

Thank you for your assistance with this matter.

Sincerely,

SynCardia Systems, Inc.

By:	/s/ Daniel R. Hudspeth
Daniel R. Hudspeth, Chief Financial Officer

cc: Steven M. Przesmicki, Esq.